SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE to Acquire Actimize, Pioneering Convergence of Real-Time

Transaction and Interaction Analytics Solutions,  dated July 2, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: July 2, 2007

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EXHIBIT INDEX

99.1 Press Release: NICE to Acquire Actimize, Pioneering Convergence of Real-Time Transaction and Interaction Analytics Solutions, dated July 2, 2007.

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NICE to Acquire Actimize, Pioneering Convergence of Real-Time

Transaction and Interaction Analytics Solutions

Creates compliance, fraud and risk management powerhouse for the financial services industry

●         World`s first company to offer a cross-channel solution for enterprises analyzing data from contact centers, electronic transactions, web, emails, market data, and more

●         Leverages NICE`s leadership in financial services contact centers and trading floors

●         Expected to contribute $55 to $60 million non-GAAP revenues in 2008; Representing 40-50% year-over-year growth

Ra`anana, Israel, July 02, 2007 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it has signed a definitive agreement to acquire Actimize, the leading provider of transactional risk management software for the financial services industry.  Under the terms of the agreement, NICE would acquire Actimize for a total consideration of approximately $280 million. The consideration comprises of approximately 80% paid in cash and approximately 20% by allocating NICE ordinary shares. The transaction is subject to the satisfaction of customary closing conditions and is anticipated to close towards the end of the third quarter of 2007.

"Bringing together Actimize`s and NICE`s solutions establishes NICE as an enterprise-wide analytics powerhouse.  Our combined solution constitutes a technology breakthrough in processing, analyzing, and cross-referencing information from customer transactions and interactions.  This is the only combination in the world, which for the first time will be able to take millions and millions of transactions and interactions, and handle huge masses of data, comprising a full view of the customer touch points with the organization," said Haim Shani, Chief Executive Officer of NICE.  "Actimize`s transaction analytics and risk management solutions along with NICE`s interaction analytics and proven leadership in the compliance market changes the competitive landscape in the financial services industry, as well as in the enterprise and security markets in which we operate."

As a leader in the financial services market, NICE solutions today capture and analyze hundreds of millions of voice, web, email and other interactions daily, at customers including the world`s top banks, brokerages, and thousands of financial institutions worldwide, which seek to improve compliance, enterprise performance, and customer loyalty.  Actimize solutions are analyzing today close to one billion transactions daily at the world`s top banks and brokerage firms, which are seeking to improve compliance, fraud prevention, and anti-money laundering.  Leveraging on these synergies, NICE and Actimize will focus initially on the financial services industry to offer the first solution in the world which provides real-time transaction and interaction analytics.

Whether a customer calls a financial contact center, accesses the enterprise web site, corresponds through email, or makes an ATM withdrawal, the combination of NICE and Actimize will enable financial institutions and enterprises to receive real-time alerts on compliance, fraud and other anomalies, dramatically improving the organization`s business performance- and risk management capabilities.

Furthermore, NICE will expand its business through this combination to provide a more complete, comprehensive and accurate picture of customer behavior in other verticals within the enterprise and security markets; addressing additional critical issues such as customer loyalty and retention, and market intelligence. NICE also expects to leverage this combination for additional national security applications.

Actimize will operate as a wholly owned subsidiary following completion of the transaction with its current management team remaining in place.  David Sosna will continue to serve as Chief Executive Officer, reporting directly to Haim Shani, Chief Executive Officer of NICE.

"Joining NICE is an important step in Actimize`s growth and business strategy," said David Sosna, Chief Executive Officer of Actimize.  "Being a part of NICE will enable us to offer our customers a solution which can provide them with unmatched capabilities in addressing their risk management challenges.  Removing major middleware barriers and gaining direct access to NICE`s insights from unstructured, multimedia data together with our transactional expertise constitutes the most complete, accurate, and timely view of customer behavior.  Our customers are positioned, like never before, to meet their compliance needs and reduce fraud in a faster and easier manner."

"We are looking forward to having the Actimize team join us.  This is a great company, with an impressive talent pool, run by a top-notch management team," added Haim Shani, Chief Executive Officer of NICE.  This strategic acquisition marks another milestone in our innovative strategy of expanding our foothold in the enterprise software market, by creating a new and innovative company in the world.  We are excited about the many and varied opportunities presented by this move, and expect that it will contribute to NICE`s growth and profitability."

Transaction Details

Under the terms of the agreement, NICE would acquire Actimize for a total consideration of approximately $280 million. The consideration comprises of $227 million paid in cash and an allocation of approximately 1.5 million NICE ordinary shares. In addition, unvested stock options and restricted shares will be assumed by NICE and exchanged for NICE stock options. The transaction is subject to the satisfaction of customary closing conditions and is anticipated to close towards the end of the third quarter of 2007.

Guidance

Assuming the deal closes towards the end of the third quarter 2007, NICE expects a contribution of $10-12 million non-GAAP revenue from the acquisition and a dilution of $0.04-$0.05 in non-GAAP EPS in the fourth quarter of 2007, primarily due to lower financial income expected for this period. As a result, NICE is raising its full year non-GAAP revenue guidance for 2007, to $497-$514 million and is updating its non-GAAP EPS to be in the range of $1.31 - $1.42 for 2007.

For 2008, NICE expects the deal to contribute $55 to $60 million to non-GAAP revenues, which represents approximately 40-50% growth over 2007. The deal is expected to become accretive in the third quarter of 2008.

This outlook may change as the integration proceeds and acquisition accounting is finalized.

Conference Call and Slide Webcast Information

NICE will host a conference call on July 2nd, 2007 at 09:00 AM EST (16:00 Israel).  Participants may access the conference call by dialing US toll-free 1-800-994-4498 or 1-888-281-1167; international: +972-3-9180687; Israel: 03-9180687.  The call will also be broadcast live on the internet, accompanied by a slide presentation that can be accessed at NICE's website at www.nice.com.  A telephone replay will be available for up to 72 hours from approximately three hours following the call. The replay information: US Toll-free: 1-888-326-9310; international: + 972-3- 925-5930; Israel: 03-9255930.

About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance, customer due diligence and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Six of the top 10 global banks and eight of the top 10 U.S. brokerages use Actimize solutions to process hundreds of millions of transactions a day. Actimize has offices in New York, Israel, London and Tokyo.  For more information, go to www.Actimize.com.

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About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind NICE Systems +1 877 245 7448

galit.belkind@nice.com

Investors

Daphna Golden NICE Systems +1 877 245 7449

ir@nice.com

Trademark Note: Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Analytics(TM), NiceVision ControlCenter(TM), NiceVision Digital(TM), NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Net(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform®, NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®, Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

Certain statements in this press release, including but not limited to those relating to the proposed acquisition of Actimize, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates",  "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the transaction will be completed, the failure of either party to meet the closing conditions set forth in the acquisition agreement, risks that the proposed transaction disrupts current plans and operations, the distraction of management resulting from the proposed transaction, and the risk factors discussed from time to time by NICE in reports filed or furnished with the Securities and Exchange Commission (the "SEC").

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In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward looking statements are specified in NICE's filings with the SEC, including NICE's Annual Report on Form 20-F for the year ended December 31, 2006, under headings such as "Risk Factors" "Industry Background and Trends" and "Operating and Financial Review and Prospects." Except for NICE's ongoing obligations to disclose material information under the federal securities laws, NICE undertakes no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

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